CTDC Announces Production Capacity Expansion Plan for Crystalline PV Modules

Hong Kong — October 18, 2010 — China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that CTDC plans to expand its production capacity of crystalline PV modules to 150 megawatt (“MW”) by the end of 2011 and 300 MW by the end of 2012 (the “Expansion Plan”).

Since June 2010, we have been, through our wholly-owned subsidiary – China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Trendar Solar”), engaged in manufacturing and sales of crystalline PV modules at China Merchants Zhangzhou Development Zone, located at the south bank of Xiamen Bay. Our products are being exported to both European and U.S. markets. To cater for the increasing market demand and maximize our shareholders’ value, we strive to increase our production capacity to 150MW by the end of 2011, and aim to double this amount to a total of 300MW by the end of 2012. In addition to expanding the production lines of Trendar Solar, we also intend to speed up the pace by means of mergers and acquisitions, to accomplish the targets set out in the Expansion Plan.

On October 13, 2010, we received seven honorable guests at our production base in the China Merchants Zhangzhou Development Zone, including Mr. Dan Xiaoshan, Chairman of Board of Supervisors, State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), Mr. Ye Xiangxun, Office Director of Board of Supervisors of SASAC, and Mr. Hu Zheng, the Vice President of the China Merchants Group. During the visit, our senior management team presented our Company’s development strategies, expansion plans and technical applications to our guests, and they all highly commended the Company on its continuing commitment and dedication to the solar industry and indicated that the PV industry is currently emerging and is expected to receive strong support from the PRC government in the future.

Mr. Alan Li, Chairman of the Board and CEO of CTDC, said, “We are honored to receive the unwavering support from both Chairman Dan and Vice President Hu, their recognition is truly encouraging to our PV business”. Mr. Li concluded, “We believe the global PV module market will continue to perform well in 2011 and we are expanding our capacity to keep pace with the market demand. Looking forward, we will cooperate with our upstream and downstream partners to develop the Xiamen Bay into a renowned production base for the solar industry which will integrate vertical value chain from ingots, wafers, cells, PV modules and PV applications, etc.”

About China Technology Development Group Corporation (NASDAQ: CTDC)
Established in 1995, CTDC has been listed on The US Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC‘s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com .

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.